UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Salary.com, Inc.
(Name of Subject Company)

Spirit Merger Sub, Inc.
(Offeror)
a wholly owned subsidiary of
Kenexa Corporation
(Parent of Offeror)

Common Stock, $0.0001 par value per share	794006106
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Nooruddin S. Karsan
Chief Executive Officer
Kenexa Corporation
650 East Swedesford Road
Wayne, Pennsylvania 19087
(610) 971-9171
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of Filing Persons)

Copy to:

John P. Duke, Esq.
Pepper Hamilton LLP
3000 Two Logan Square
Philadelphia, Pennsylvania  19103-2799
(215) 981-4000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$79,720,873.37	$5,684.10

(1)
Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 18,045,912 shares of Salary.com, Inc. common stock outstanding (including 314,836 unvested restricted shares) multiplied by $4.07 per share which is the offer price, plus (b) $1,120,606.02, which is the intrinsic value of the outstanding options to purchase common stock (i.e., the excess of $4.07 over the per share option exercise price), plus (c) $5,148,952.93, which is the value of outstanding restricted stock units, plus (d) $4,452.58, which is the intrinsic value of the outstanding warrant to purchase common stock (i.e., the excess of $4.07 over the per share warrant price).

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued March 1, 2010, by multiplying the transaction value by 0.0000713.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

		Amount Previously Paid: $5,684.10	Filing Parties: Kenexa Corporation and Spirit Merger Sub, Inc.
		Form of Registration No.: Schedule TO	Date Filed: September 2, 2010

	☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑ Third-party offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transactions subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) originally filed on September 2, 2010 by (i) Spirit Merger Sub, Inc., a Delaware corporation (the “Purchaser”), and a wholly owned subsidiary of Kenexa Corporation, a Pennsylvania corporation (“Parent”), and (ii) Parent.

The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Salary.com, Inc., a Delaware corporation (“Salary.com”), at a purchase price of $4.07 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 2, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (and which together constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

Item 11. Additional Information.

(a)(5) The information set forth in Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by inserting the following paragraph after the paragraph titled “General”:

 “Certain Litigation. On September 14, 2010, a purported stockholder class action complaint was filed in the Delaware Court of Chancery, captioned Morris Piller vs. William C. Martin, et al. (the "Piller Action"), naming as defendants Salary.com and the members of the Salary.com board of directors.  The Piller Action alleges, among other things, that the directors and Salary.com breached fiduciary duties by approving the proposed transaction between Salary.com and Kenexa, which the Piller Action alleges contains unfair and inadequate consideration as compared with Salary.com’s "intrinsic" value, and that Salary.com’s directors did not take all steps necessary to maximize stockholder value.  The complaint seeks, among other things, (i) injunctive relief against proceeding with, consummating or closing the proposed transaction between Salary.com and Kenexa, (ii) rescission of the proposed transaction between Salary.com and Kenexa in the event it is consummated and the award of rescissory damages to plaintiff and the purported class, (iii) accounting by the defendants to plaintiff and the purported class for their damages allegedly sustained because of the claimed wrongs alleged in the complaint and (iv) the awarding of the costs of the Piller Action to the plaintiff, including reasonable allowance for attorneys’ and experts’ fees.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kenexa Corporation

By:            /s/ NOORUDDIN S. KARSAN
Name:       Nooruddin S. Karsan
Title:         Chief Executive Officer
Date:         September 16, 2010

Spirit Merger Sub, Inc.

By:            /s/ DONALD F. VOLK
Name:       Donald F. Volk
Title:         President and Treasurer
Date:         September 16, 2010